[Letterhead of Sullivan & Cromwell LLP]

September 20, 2016

Via EDGAR

Anne Nguyen Parker,

Assistant Director,

Office of Transportation and Leisure,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Re:	LSC Communications, Inc.
Amendment No. 8 to Form 10-12B
Filed September 20, 2016
File No. 001-37729

Dear Ms. Parker:

As discussed, on behalf of LSC Communications, Inc. (the “Company”) attached hereto as Annex A is a draft of exhibit 8.1, Form of Tax Opinion, to be filed as part of Amendment No. 8 to the Registration Statement on Form 10.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen
Audra D. Cohen

cc:	Heather Clark

Jean Yu

Donald E. Field

(Securities and Exchange Commission)

Suzanne S. Bettman

(LSC Communications, Inc.)

Daniel N. Leib

(R. R. Donnelley & Sons Company)

James M. Shea, Jr.

(Sullivan & Cromwell LLP)

ANNEX A

Exhibit 8.1

[Form of Tax Opinion]

[                    ], 2016

R. R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, IL 60601

Ladies and Gentlemen:

We have acted as U.S. tax counsel to R. R. Donnelley & Sons Company (“RRD”), in connection with the Distribution as described in the ruling request filed with the Internal Revenue Service by RRD, dated December 8, 2015 (the “Ruling Request”).1 Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Information Statement.

In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts set forth in the Ruling Request and such other documents as we have deemed necessary or appropriate. In addition, we have relied upon the officer’s certificate to us from RRD. In connection with this opinion, we have assumed that the Distribution will be consummated in the manner described in the Ruling Request. Further, we have relied upon the ruling from the Internal Revenue Service to RRD with respect to the Distribution, as to matters covered by such ruling.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have deemed appropriate under the circumstances. All such authorities are subject to change, and any of such changes could apply retroactively.

Based upon the foregoing, we are of the opinion that under current law,

(1)	The contribution of assets resulting in LSC Communications, Inc. (“LSC”) owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business pursuant to the Internal Reorganization (the “Contribution”) and Distribution, taken together, should qualify as a reorganization under Section 368(a)(1)(D) of the Code;

(2)	Neither RRD nor LSC should recognize gain or loss upon the Contribution;

(3)	RRD should not recognize gain or loss upon the Distribution under Section 355(c) or Section 361(c) of the Code; and

(4)	Stockholders of RRD should not recognize gain or loss upon the Distribution under Section 355(a) of the Code, and no amount should be included in such shareholders’ income, except in respect of cash received in lieu of fractional shares of LSC.

[1]	For the avoidance of doubt, “Ruling Request” shall include any supplemental information submissions to the original ruling request.

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Our opinion is expressly conditioned upon the assumptions and statements of reliance set forth above. We express no other opinion as to the tax consequences (including any applicable state, local or foreign tax consequences) of the transactions referred to herein or in the Ruling Request.

Very truly yours,